March 3, 2011

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549-0305

Attention: Ms. Beverly A. Singleton

Re:	Carnival Corporation and Carnival plc

Form 10-K for Fiscal Year Ended November 30, 2010

Filed January 31, 2011

File Nos. 1-09610 and 1-15136

Dear Ms. Singleton,

In connection with the staff’s letter dated February 28, 2011, this will confirm my understanding with you that we have agreed that Carnival Corporation and Carnival plc will respond on or before April 11, 2011.

If you have any questions regarding the above, please contact me at (305) 406-5755.

Sincerely,

/s/ Larry Freedman
Larry Freedman
Chief Accounting Officer and Vice President - Controller

cc:	David Bernstein - Senior Vice President and Chief Financial Officer

Carnival Corporation at Carnival Place, 3655 N.W. 87 Avenue, Miami, Florida 33178-2428    Tel: (305) 599-2600

Fax: (305) 406-4811

Carnival plc, Registered in England, No. 4039524, with its Registered Office at

Carnival House, 5 Gainsford Street, London SE1 2NE, England    Tel: 020 7940 5381    Fax: 020 7940 5382